Turquoise Hill Resources Ltd.

Suite 354 – 200 Granville Street

Vancouver, British Columbia, Canada

V6C 1S4

August 26, 2015

VIA EDGAR

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.

Form 40-F for the Year Ended December 31, 2014

Filed March 24, 2015

File No. 001-32403

Dear Mr. Reynolds:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated July 31, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Exhibit 99.1 Mineral Reserves, page 85

Staff’s comment

1.	We note your reference to open pit and underground operating costs used to estimate your mineral reserves, but do not find the cutoff value stated for your reserves. In future filings please clearly state your cutoff value used to estimate your reserves. In addition, please update your mineral reserve estimates for your operating mines to coincide with your Fiscal Year End.

Page: 1

Response

Oyu Tolgoi Mineral Reserves are based on a Net Smelter Return (“NSR”) and the costs applicable for mining, processing, and general and administration.

Revenue for the Oyu Tolgoi Mineral Reserve is derived from three economic metals: copper, gold and silver. In order to determine the separation of ore and waste the NSR is calculated for each block in the Resource model. The NSR accounts for gross revenue, metal recovery, sales terms and charges, concentrate transportation and royalties and is denominated in $/t. In this way the value of each metal is taken into account. The costs applicable for mining, processing and general and administration are defined in $/t when estimating the Mineral Reserve. The cut off is the point at which the costs are equal to the NSR. The cut-off values are stated in Note 3 of the table in Exhibit 99.1.

Notes 3 and 4 in Exhibit 99.1 on Page 85 state:

Note 3. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t, and the underground (including some mining costs) costs were based on $15.34/t.

Note 4. For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

The shell referred to in Note 4 is the block cave shell; in a block cave everything within the shell defined by the $15.34/t would be mined.

Exhibit 99.1 Mineral Reserves, page 85

Staff’s comment

2.	Please provide supplementally your cutoff grade calculations along with the associated modifying factors and other parameters used to prepare your cutoff grade estimate for both your mineral resources and reserves.

Response

The details of the modifying factors and calculations of the cut-offs are included in the 2014 Oyu Tolgoi Technical Report (2014 OTTR). The 2014 OTTR was filed in October 2014 based on Mineral Reserves at January 1, 2014. Depletion is not required to be reported under Canadian National Instrument 43-101. The NSR and cost calculation parameters (Base Data Template 31) are defined in Section 13.4.2.1, Table 16.4, and Section 17.3. These parameters and formulae were applied to the mining model and were used for the 2014 Mineral Reserve estimate.

Page: 2

2014 OTTR Section 15 Mineral Reserves describes the Mineral Reserves. The open pit and underground Mineral Reserves cut-offs are stated in section 15.1.3 Key Mining Assumptions points 1 to 4:

•	Metal prices used for calculating the SOT Open Pit NSR and the Hugo North Underground NSR are copper $3.01/lb, gold $1,250/oz, and silver $20.37/oz based on long-term metal price forecasts at the beginning of the Mineral Reserve work. Analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties.

•	For the open pit, processing and general and administration operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

•	For the underground a footprint cut-off of $15.34/t NSR and column height shut-off of $15.34/t NSR were used.

The open pit cut-offs are detailed Section 15.1.3 (third bullet point) and in the notes to Tables 1.1, 1.8, 1.9, and 15.1 to 15.9.

Underground cut-offs are described in sections 1.5.2, the third paragraph of Section 15.1.2, the fourth bullet point of Section 15.1.4, and in the same list of tables as the open pit cut-offs.

Mineral Resources are not required for US filings but for information the Mineral Resource cut-off assumptions are described in section 14.2.2 Derivation of Cut-off Grades of the 2014 OTTR.

Modifications to future filings

The Company will, next year and in future filings, include additional commentary in the notes to Exhibit 99.1 regarding cut-off grades, and a table showing depletion of the Mineral Reserve coinciding with the Company’s Fiscal Year End.

Other information

Additional information providing further detail relating to the above responses, including extracts from the 2014 OTTR and Exhibit 99.1, is included in the enclosed letter received by the Company from OreWin Pty Ltd on August 23, 2015.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Page: 3

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Unites States.

If you have any questions or additional comments concerning the foregoing, please contact me at 801.204.2110

Very truly yours,

/s/ Steeve Thibeault
Steeve Thibeault Chief Financial Officer Turquoise Hill Resources Ltd.

cc:	George Schuler

Securities and Exchange Commission

Edwin S. Maynard, Esq., Stephen C. Centa, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

enclosures: OreWin letter of August 23, 2015

Page: 4

23 August 2015

Stewart Beckman

Senior VP Operations & Technical

Turquoise Hill Resources Ltd

Suite 615-999 Canada Place,

Vancouver, Canada V6C 3E1

stewart.beckman@turquoisehill.com

Dear Stewart

Re: US SEC Letter File No. 001-32403 Dated 31 July 2015

The United States Securities and Exchange Commission (US SEC) sent Turquoise Hill Resources Ltd. (TRQ) the letter File No. 001-32403 dated 31 July 2015 (US SEC Letter) with comments regarding Exhibit 99.1 on page 85 of the March 2015 TRQ Form 40-F filing. Exhibit 99.1 Page 85 is the tabulation of the 2014 Oyu Tolgoi Mineral Reserve. The US SEC Letter requested information on the Mineral Reserve cut-off calculation and also requested that in future filings the Mineral Reserve estimates coincide with the TRQ Fiscal Year End.

Details of the cut off calculations and all the modifying factors used for the Mineral Reserve are in the 2014 Oyu Tolgoi Technical Report (2014 OTTR). The 2014 Oyu Tolgoi Mineral Reserve cut-offs were estimated from a Net Smelter Return (NSR) and the costs applicable for mining, processing and general and administration. The cut-off is the point at which the costs are equal to the NSR. A more detailed discussion and response to the comments in the US SEC Letter is below. Extracts from the 2014 OTTR describing the cut-off grade calculations are included as an appendix to this letter.

It is recommended that next year and in future filings TRQ have additional commentary regarding cut-off grades in the notes and include a table showing the depleted Mineral Reserve at 31 December to match the TRQ Fiscal Year End.

The US SEC Letter makes the following comments on the TRQ Form 40-F filings:

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1 Mineral Reserves, page 85

1.	We note your reference to open pit and underground operating costs used to estimate your mineral reserves, but do not find the cutoff value stated for your reserves. In future filings please clearly state your cutoff value used to estimate your reserves. In addition, please update your mineral reserve estimates for your operating mines to coincide with your Fiscal Year End.

2.	Please provide supplementally your cutoff grade calculations along with the associated modifying factors and other parameters used to prepare your cutoff grade estimate for both your mineral resources and reserves.

OreWin Pty Ltd ACN 165 722 574

Level 2 / 27 Leigh Street Adelaide 5000

P +61 8 8210 5600 E orewin@orewin.com W orewin.com

The following addresses the comments made by the US SEC:

Summary of Response to the US SEC Letter

•	Revenue for the Oyu Tolgoi Mineral Reserve is derived from three economic metals: copper, gold and silver. In order to determine the separation of ore and waste the NSR is calculated for each block in the Resource model. The NSR accounts for gross revenue, metal recovery, sales terms and charges, concentrate transportation and royalties and is denominated in $/t. In this way the value of each metal is taken into account. The costs applicable for mining, processing and general and administration are also defined in $/t when estimating the Mineral Reserve. The cut-off is the point at which the costs are equal to the NSR. The cut-off values are stated in Note 3 of the table in Exhibit 99.1.

•	Details of the cut-off calculation and all the modifying factors used for the Mineral Reserve are in the 2014 Oyu Tolgoi Technical Report (2014 OTTR).

•	The 2014 OTTR was filed in October 2014 based on Mineral Reserves at 1 January 2014. Depletion is not required to be reported under Canadian National Instrument 43-101.

US SEC Point 1 Cut-off Value

Revenue for the Oyu Tolgoi Mineral Reserve is derived from three economic metals: copper, gold and silver. In order to determine the separation of ore and waste the Net Smelter Return (NSR) is calculated for each block in the Resource model. The NSR accounts for gross revenue, metal recovery, sales terms and charges, concentrate transportation and royalties and is denominated in $/t. In this way the value of each metal is taken into account. The costs applicable for mining, processing and general and administration are defined in $/t when estimating the Mineral Reserve. The cut off is the point at which the costs are equal to the NSR. The cut-off values are stated in Note 3 of the table in Exhibit 99.1.

Notes 3 and 4 state:

3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t, and the underground (including some mining costs) costs were based on $15.34/t.

4.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

The shell referred to in Note 4 is the block cave shell, in a block cave everything within the shell defined by the $15.34/t would be mined.

US SEC Point 2 Cut-off Grade Calculations

The details of the modifying factors and calculations of the cut-offs are included in the 2014 OTTR. The NSR and cost calculation parameters (Base Data Template 31) are defined in Section 13.4.2.1, Table 16.4, and Section 17.3. These parameters and formulae were applied to the mining model and were used for the 2014 Mineral Reserve estimate.

2014 OTTR Section 15 Mineral Reserves describes the Mineral Reserves. The open pit and underground Mineral Reserves cut-offs are stated in section 15.1.3 Key Mining Assumptions points 1 to 4:

•	Metal prices used for calculating the SOT Open Pit NSR and the Hugo North Underground NSR are copper $3.01/lb, gold $1,250/oz, and silver $20.37/oz based on long-term metal price forecasts at the beginning of the Mineral Reserve work. Analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties.

•	For the open pit, processing and general and administration operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

•	For the underground a footprint cut-off of $15/t NSR and column height shut-off of $15/t NSR were used to maintain grade and productive capacity.

The open pit cut-offs are detailed Section 15.1.3 (third bullet point) and in the notes of Tables 1.1, 1.8, 1.9, and 15.1 to 15.9.

Underground cut-offs are described in sections 1.5.2, the third paragraph of Section 15.1.2, the fourth bullet point of Section 15.1.4, and in the same list of tables as the open pit cut-offs.

Mineral Resources are not required for US filings but for information the Mineral Resource cut-off assumptions are described in section 14.2.2 Derivation of Cut-off Grades of the 2014 OTTR.

Yours sincerely

/s/ B F Peters

Bernie Peters

Technical Director – Mining

Attached:

US SEC Letter File No. 001-32403 Dated 31 July 2015

TRQ Form 40-F Exhibit 99.1 Page 85

2014 OTTR Cut-off Grade Page References and Extracts

Appendix A

US SEC Letter File No. 001-32403 Dated 31 July 2015

July 31, 2015

Via E-Mail

Steeve Thibeault

Turquoise Hill Resources Ltd

Suite 354 – 200 Granville Street

Vancouver, British Columbia, Canada, V6C 1S4

Re:	Turquoise Hill Resources Ltd.

Form 40-F for Fiscal Year Ended December 31, 2014

Filed March 24, 2015

File No. 001-32403

Dear Mr. Thibeault:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1 Mineral Reserves, page 85

1.             We note your reference to open pit and underground operating costs used to estimate your mineral reserves, but do not find the cutoff value stated for your reserves. In future filings please clearly state your cutoff value used to estimate your reserves. In addition, please update your mineral reserve estimates for your operating mines to coincide with your Fiscal Year End.

2.             Please provide supplementally your cutoff grade calculations along with the associated modifying factors and other parameters used to prepare your cutoff grade estimate for both your mineral resources and reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Steeve Thibeault

Turquoise Hill Resources Ltd

July 31, 2015

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds

Assistant Director

Appendix B

TRQ Form 40 F Exhibit 99.1

Oyu Tolgoi Mineral Reserve, September 20, 2014

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Southern Oyu Tolgoi (SOT)
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	621	0.40	0.24	1.13	4,363	3,233	17,122
SOT Mineral Reserve (Proven + Probable)	1,031	0.45	0.31	1.23	8,192	7,186	30,890
Hugo Dummett
Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479
Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591
Hugo North Mineral Reserve (Probable)	499	1.66	0.35	3.40	16,713	4,717	47,070
Oyu Tolgoi All Deposits Mineral Reserve
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
Total Mineral Reserve (Proven + Probable)	1,530	0.85	0.32	1.94	24,905	11,903	77,960

Notes:

1.	Metal prices used for calculating the financial analysis were as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
2.	For mine planning the metal prices used to calculate block model NSR were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.
3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs were based on $15.34/t.
4.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.
5.	The SOT Open Pit Mineral Reserves were Mineral Reserves in the pit at January 1, 2014. It does not include stockpiles.
6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.
7.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.
8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.
9.	The Mineral Reserves reported above were not additive to the Mineral Resources.
10.	Results exclude depletion associated with production.
11.	Totals may not match due to rounding.

Appendix C

2014 OTTR Cut-off Grade References

Table 1.1         2014 Reserve Case Summary Production and Financial Results

Description	Units	2014 Reserve Case Mineral Reserves

Total Processed	bt	1.5

Cu Grade	%	0.85

Au Grade	g/t	0.32

Ag Grade	g/t	1.94

Copper Recoverable	Billion lb	24.9

Gold Recoverable	Moz	11.9

Silver Recoverable	Moz	78.0

Life	Years	41

Expansion Capital	US$B	4.9

NPV8% After Tax	US$B	7.43

IRR After Tax	%	29%

Payback Period	Years	9

  Notes:

1.	NPV8% is Net Present Value (NPV) at a rate of 8.0%.

2.	IRR is Internal Rate of Return.

3.	Metal prices used for calculating the financial analysis are as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

4.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz. For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution. The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves. For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	The Mineral Reserves reported above are not additive to the Mineral Resources.

8.	Economic analysis has been calculated from the start of 2015 and exclude 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management payments, tax pre-payments, forex adjustments, or exploration phase expenditure.

1.5	Mineral Reserves

The Mineral Reserves for the project have been estimated using the SOT and Hugo North Mineral Resources. Total Mineral Reserves for the project, and the OT LLC and EJV Mineral Reserves for the open pit and underground components of the project are shown in Table 1.8. The Mineral Reserves for the 2014 OTTR are based on mine planning work prepared by OT LLC. Mine designs were prepared using industry-standard mining software, assumed metal prices as described in the notes to the Mineral Reserves, and smelter terms as set forth in Section 22. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit and underground Mineral Reserve.

1.5.1	Southern Oyu Tolgoi (SOT) Open Pit Mineral Reserve

In order to estimate the Mineral Reserves, OreWin relied on the study work prepared by OT LLC. Pit designs were prepared using industry standard methods, assumed metal prices as described above, and smelter terms as set forth in the 2014 OTTR. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key variables noted by OreWin include: marketing matters, water supply and management, and power supply. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit Mineral Reserve.

1.5.2	Hugo North Underground Mineral Reserve

Mine planning work by OT LLC has continued since the previous Mineral Reserve estimate in 2013. The underground Mineral Reserve has increased by approximately 8 Mt.

The Hugo Dummett underground deposit will be mined by block caving; a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as noted in the tables.

For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves. There is approximately 60 Mt of Measured and Indicated Mineral Resource that has been converted to Probable Mineral Reserve. The engineering has been carried out to a feasibility level or better to estimate the underground Mineral Reserve. To ensure that Inferred Resources do not become included in the reserve estimate, copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/t Net Smelter Return (NSR).

Further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the Oyu Tolgoi Licence and the EJV Shivee Tolgoi Licence.

Table 1.8         Oyu Tolgoi Mineral Reserve, 20 September 2014

Estimate	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Southern Oyu Tolgoi (SOT)

Proven	410	0.54	0.42	1.38	3,829	3,952	13,768

Probable	621	0.40	0.24	1.13	4,363	3,233	17,122

SOT Mineral Reserve (Proven + Probable)	1,031	0.45	0.31	1.23	8,192	7,186	30,890

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591

Hugo North Mineral Reserve (Probable)	499	1.66	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi All Deposits Mineral Reserve

Proven	410	0.54	0.42	1.38	3,829	3,952	13,768

Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192

Total Mineral Reserve (Proven + Probable)	1,530	0.85	0.32	1.94	24,905	11,903	77,960

Notes:

1.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

4.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

9.	The Mineral Reserves reported above are not additive to the Mineral Resources.

10.	Totals may not match due to rounding.

Table 1.9       Mineral Reserve Reconciliation 2014 OTTR and 2013 OTTR

Case	Mineral Reserve	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Cu (Mlb)	Au (koz)	Ag (koz)

2014 OTTR	Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
	Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
	Mineral Reserve	1,530	0.85	0.32	1.94	24,905	11,903	77,960

2013 OTTR	Proven	433	0.53	0.42	1.37	4,175	4,388	14,860
	Probable	1,107	1.02	0.30	2.29	22,311	8,501	68,141
	Mineral Reserve	1,539	0.89	0.34	2.03	26,486	12,889	83,001

Difference	Proven	–23	0.00	0.00	0.00	–346	–435	–1,092
	Probable	14	–0.06	–0.02	–0.15	–1,235	–551	–3,949
	Mineral Reserve	–9	–0.04	–0.01	–0.10	–1,581	–986	–5,042

% Difference	Proven	–5.3%	0.3%	0.4%	0.3%	–8.3%	–9.9%	–7.4%
	Probable	1.3%	–6.3%	–5.3%	–6.5%	–5.5%	–6.5%	–5.8%
	Mineral Reserve	–0.6%	–4.5%	–3.8%	–4.7%	–6.0%	–7.6%	–6.1%

Notes:

1.	2013 OTTR Mineral Reserves have the effective date 25 March 2013.

2.	2014 Oyu Tolgoi Technical Report Mineral Reserves have the effective date 20 September 2014.

3.	Metal prices used for calculating the SOT Open Pit Net Smelter Return (NSR) and the Hugo North underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the Mineral Reserves work. The analysis indicates that the Mineral Reserves are still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

5.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

6.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

7.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

9.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves (no Measured Mineral Resource for Hugo North in 2013 OTTR).

10.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

11.	The Mineral Reserves reported above are not additive to the Mineral Resources.

12.	Totals may not match due to rounding

13.4.1.4	Thickening and Filtration Capacity

Testwork has not focused on generating large volumes of concentrate and tailings for thickening and filtration testwork, as was carried out for Southwest Oyu ore. To allow for a conservative design, the same unit thickener capacities have been used for concentrate thickening as in Phase 1, despite the coarser regrind targets.

The same is true in the final tailings area, where the dewatering duty for blended Southwest, Central, and Hugo North tailings is similar to Phase 1. Phase 1 thickener optimisation is still in its infancy, but significant reductions in flocculant addition (from 30–20 g/t) have recently been achieved, while improving underflow density.

Phase 1 adopted conservative design margins in thickener unit area, which can be further enhanced by higher flocculant addition. In a recent operating period in which one thickener was out of service, the remaining thickener was operated at rates to 75 ktpd. It is unlikely that the conversion will push the existing thickeners to capacity. As a contingency measure in detailed design, more thickener area is available at locations that the original Fluor design had reserved for two additional tailings thickeners. Such additions would be motivated by operating experience on Southwest zone ore.

Phase 1 filtration performance has performed to specification. Filtration has been trouble-free, allowing a very straightforward scale-up for the conversion, which includes the addition of two more identical filters. Industrial experience indicates that cake formation rates will increase by 14% due to the envisaged coarser Phase 2 regrind (45 µm vs. 35 µm). A location for a fifth pressure filter has been reserved in the layout as a contingency against a further 20% increase in peak filtration duty.

It is recommended that further Hugo North tailings thickening and concentrate pressure filtration testwork at 0.1 m2 scale be conducted before detailed design, but after underground development has progressed, to allow lower cost acquisition of larger-diameter core samples from a greater number of access points. Phase 1 operating performance will continue to be monitored.

13.4.2	Metallurgical Predictions

13.4.2.1	Payable Metal Recoveries

The current models used for metallurgical performance and throughput estimation are presented in Table 13.7 to Table 13.11. The key changes from DIDOP include:

•	A change in the grade-recovery point for Southwest ore, with a 1.5% absolute decrease in copper assay in concentrate and a corresponding 1.8% absolute increase in copper recovery at mean copper and Cu:S ratio in feed.

•	A reduction in gold recovery for Southwest ore. The relationship between gold and copper recovery was validated as shown below:

-	BDT29 (DIDOP / initial Phase 1: Au Recovery(%) = 0.8 x Cu Recovery(%) + 9.8

-	BDT31 (OTFS14 / revised Phase 1): Au Recovery(%) = 0.8 x Cu Recovery(%) + 4.8

•	Similar relationships between gold and copper recovery being recommended for the

Central ores. The relationships are similar in nature to that shown above for Southwest ore gold recovery. The 4.8 intercept is maintained, but the copper recovery multipliers (gradients) replace the 0.8 factor for Southwest zone. The new recommended gradients are chalcocite (0.70) and Central zone covellite (0.65) with chalcopyrite remaining the same as Southwest zone (0.8).

•	Reductions in the ‘a’ constant multiplier term in copper recovery from Central zone chalcocite (–10%), covellite (–5.0%), and chalcopyrite (–10%) to account for blended feed operations at Hugo North optimised parameters.

•	Reductions in concentrate grades from Central zone chalcocite (–5.0%), covellite (–5.0%), and chalcopyrite (–1.5%), which were also required to shift the overall grade-recovery curve for blended feed operations at parameters optimised for Hugo North ore (primary grind P80, regrind P80, and cleaner pH).

The parameters used for Hugo North were also applied to the Entrée ore, which is a continuation of the same orebody beyond the Oyu Tolgoi lease boundary. Additional testwork conducted in 2012 on 20 Hugo North composites did not materially affect comminution or recovery estimates, given the greater volume of earlier work and the use of fresh core. The Hugo North core for the Blue Coast testwork at SGS was stored outside (at ambient conditions, but kept dry) for six years before selection, crushing, and freezer storage at SGS. Similarly, the Central zone core was stored outside for eight to ten years before testing. While local conditions are relatively non-conducive to oxidation, it is possible that flotation response suffered as a result. It is recommended that fresh core from the 23 drillholes from the 2013 infill drilling programme be preserved in frozen storage as a precaution.

The formulae in Table 13.7 to Table 13.11 have been incorporated in interim operating cost estimates for cut-off determination purposes. The throughput algorithms are used for scheduling the MP2014 mine plan in OTFS14. The higher ratio of ball mill power after the concentrator conversion is modelled by applying an additional stage of ball milling on the original flotation feed sizing predicted by the Minnovex model.

Table 13.7     Base Data Template 31 – Copper Recovery

All Ores

A x[(b x Cu%)/(1+b x Cu%)] x [1–exp(–b x Cu% )]

Southwest Zone	Hugo North	Central Zone	Central Zone	Central Zone

a = 98	a = 95	Covellite	Chalcocite	Chalcopyrite

b = 14.5	b = 15	a = 80	a = 72	a = 88

		b = 15	b = 15	b = 12.2

Table 13.8     Base Data Template 31 – Gold Recovery

All Ores

C x (d x Cu Recovery)

Southwest Zone	Hugo North	Central Zone	Central Zone	Central Zone

c = 4.8	c = 9.8	Covellite	Chalcocite	Chalcopyrite

d = 0.80	d = 0.80	c = 4.8	c = 4.8	c = 4.8

		d = 0.65	d = 0.70	d = 0.80

Table 13.9    Base Data Template 31 – Silver Recovery

All Ores

13 + 0.8 x (Cu Recovery)

Table 13.10  Base Data Template 31 – Copper Assay in Concentrate

Southwest Zone	Hugo North	Central Zone Covellite and Chalcocite	Central Zone Chalcopyrite

–3.6 x (Cu:S)[2] +	2.9 x (Cu) +	20	–3.6 x (Cu:S)[2] +

(12.8 x Cu:S) + 22.5	(11.4 x Cu:S) + 15.3		(12.8 x Cu:S) + 21

Table 13.11    Plant Grinding Throughput Rates

All Ores

Flotation feed P80=113 x Ci0.26 x SPI-0.60 x BM0.88 Maximum P80 guideline = 220 µm

Throughput in tph (instantaneous = 29,320 x Ci0.19 x SPI -0.36 x BM -0.24

Maximum throughput = 5.5 ktph (hydraulic limitation)

13.4.2.2    Penalty Element Mineralogy, Control and Economic Impact

Arsenic and fluorine are the only penalty elements that have been identified in the Reserve Case orebodies. Enargite is the primary arsenic carrier in all orebodies, although tennantite is locally important.

High flotation pH is the primary mineral processing control on arsenic recovery, but it is only partially effective because of the difficulty in depressing enargite and the related copper losses. In addition, high pH has an adverse impact on gold recovery and is therefore not expected to be used often.

Fluorine distribution in concentrates is more variable, being locally present as coarser-grained fluorite or finely intergrown topaz in some high-fluorine areas, but with a background level distributed as 0.6%–2.0% fluorine in sericite, which itself represents 15%–30% of the weight of all orebodies. Regrind level and the degree of entrained gangue removal are the primary control mechanisms for fluorine.

As long as concentrator feed is managed such that rejection levels are avoided, the modest impact of fluorine and arsenic penalties averaging less than $5/t of concentrate. To handle production peaks while maintaining a base load for contract, a certain amount of the Oyu Tolgoi concentrate production has been considered for sale to traders for subsequent blending. This could be an avenue for disposal of high-penalty element concentrates.

For arsenic in copper concentrate, the production model assigns a rate of $2/tonne/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the production model assigns a rate of $2/tonne/100 ppm above a 300 ppm

Table 14.46	Comparison of Revenue Ratios

		Case

		1	2	3	4

Cu	$/lb	0.8	0.8	3.01	3.01

Au	$/oz	350	350	1,250	1,250

	Cu	100	92	100	92

Recovery	Au	100	83	100	83

	Au/Cu	1	0.91	1	0.91

Concentrate	Cu	36.596692	36.596692	36.596692	36.596692
	Au	0.032107	0.029101	0.032107	0.029101

	Au	11.24	10.19	40.13	36.38

Revenue	Cu	29.28	29.28	110.16	110.16

	Ratio	0.38	0.35	0.36	0.33

	Cu	1.66	1.66	1.66	1.66

Grade	Au	0.34	0.34	0.34	0.34

	CuEq	1.88	1.86	1.87	1.85

14.2.2 Derivation	of Cut-off Grades

Cut-off grades were determined using Base Data Template 31 (BDT31) assumptions. The Net Smelter Return (NSR) per tonne of ore needs to equal or exceed the production cost of a tonne of ore for the mine to break even or make money.

For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative (G&A). A NSR of $15.34 per tonne would be required to cover costs of $8.00 for mining, $5.53 for processing, and $1.81 for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North. This cut-off grade has been used for tabulating underground Mineral Resources in this report.

In the open pit, the mining cost for a tonne of waste is the same as for a tonne of ore. Therefore, the marginal open pit cut-off grade is determined where a tonne of material covers the processing and G&A. A NSR of $8.36/tonne would be required to cover process costs of $6.20 and G&A of $2.16 per tonne. This NSR translates to a copper equivalent marginal open pit cut-off grade of 0.22% for Southwest ore. This cut-off grade has been used for tabulating open pit Mineral Resources in this report.

14.2.3	Reasonable Prospects for Eventual Economic Extraction

CIM Definition Standards require reported Mineral Resources to have reasonable prospects for eventual economic extraction. The following subsections address the reasonable prospects for eventual economic extraction together with commentary on conceptual mining considerations and other constraints used in tabulating the Mineral Resources.

Table 15.1	Total Oyu Tolgoi 2014 Mineral Reserve, 20 September 2014

Deposit by Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)

Southern Oyu Tolgoi (SOT)

Proven	410	0.54	0.42	1.38	3,829	3,952	13,768

Probable	621	0.40	0.24	1.13	4,363	3,233	17,122

SOT Total Mineral Reserve	1,031	0.45	0.31	1.23	8,192	7,186	30,890

Hugo Dummett

Probable (Hugo North – OT LLC)	464	1.66	0.34	3.37	15,592	4,199	43,479

Probable (Hugo North – EJV)	35	1.59	0.55	3.72	1,121	519	3,591

Hugo North Total Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070

Oyu Tolgoi Mineral Reserve

Proven	410	0.54	0.42	1.38	3,829	3,952	13,768

Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192

Total Mineral Reserve	1,530	0.85	0.32	1.94	24,905	11,903	77,960

Notes:

1.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

2.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

3.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

4.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

5.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

9.	The Mineral Reserves reported above are not additive to the Mineral Resources.

10.	Totals may not match due to rounding.

The Hugo North Mineral Reserve contains ore that is on the OT LLC Oyu Tolgoi licence and on the EJV Shivee Tolgoi licence. The EJV Shivee Tolgoi licence is subject to a joint venture agreement (EJV) between OT LLC and Entrée Gold. The part of the Mineral Reserve that is on the Oyu Tolgoi licence and is 100% owned by OT LLC is shown in Table 15.2. The part of the Mineral Reserve that is on the EJV Shivee Tolgoi licence and is subject to the OT LLC Entrée Gold joint venture agreement is shown in Table 15.3.

Table 15.2    OT LLC Oyu Tolgoi Mineral Reserve, 20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal

					Cu (Mlb)	Au (koz)	Ag (koz)

Proven	410	0.54	0.42	1.38	3,829	3,952	13,768

Probable	1,086	0.94	0.28	2.09	19,955	7,432	60,602

Total OT LLC Mineral Reserve	1,496	0.83	0.32	1.89	23,784	11,384	74,369

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

7.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

9.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

10.	The Mineral Reserves reported above are not additive to the Mineral Resources.

11.	Totals may not match due to rounding.

Table 15.3         EJV Mineral Reserve, 20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Proven	–	–	–	–	–	–	–
Probable	35	1.59	0.55	3.72	1,121	519	3,591
Total EJV Mineral Reserve	35	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

7.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

9.	The Mineral Reserves reported above are not additive to the Mineral Resources.
10.	Totals may not match due to rounding.

15.1.1         Southern Oyu Tolgoi (SOT) Open Pit Mineral Reserve

The Mineral Reserves in the SOT Open Pit are shown in Table 15.4. Pit designs were prepared using industry-standard mining software, assumed consensus metal prices as described above, and smelter terms as set forth in Section 22. The estimate was prepared on a simplified project analysis on a pre-tax basis. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit Mineral Reserve.

The silver grades used and reported by OT LLC in the SOT Open Pit mine planning work for the 2014 Mineral Reserve are the silver grades reported in the 2005 Mineral Resource model for SOT. This is the result of a timing issue in that the silver grades were not completed when the mine planning work was undertaken. Subsequent to the mine planning work, the silver grades in the 2012 resource model were updated and have been reported in the current Mineral Resources for SOT. As discussed in Section 14, the silver grades in the current resource model are lower than the 2005 model silver grades. Silver is a by-product and this difference has been calculated to have an NSR value of approximately $0.10/t. OreWin considers that this is within the accuracy of the study work and is not a material issue.

OreWin has therefore concluded that the Mineral Reserve is valid. However it is recommended that the Feasibility Study review the resource estimates for silver and that the updated mine planning work take account of any changes to silver and other elements.

Table 15.4         Southern Oyu Tolgoi (SOT) Open Pit Mineral Reserve,

                           20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
Probable	621	0.40	0.24	1.13	4,363	3,233	17,122
Total SOT Open Pit Mineral Reserve	1,031	0.45	0.31	1.23	8,192	7,186	30,890

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

6.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	The Mineral Reserves reported above are not additive to the Mineral Resources.

15.1.2         Hugo North Underground Mineral Reserve

Mine planning work by OT LLC has continued since the previous Mineral Reserve estimate in 2013. The underground Mineral Reserve has increased by approximately 8 Mt.

The Hugo Dummett underground deposit will be mined by panel caving, a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently being developed by panel cave mining elsewhere in the world. The mine planning work has been prepared using industry-standard mining software, assumed metal prices as described above, and smelter terms as set forth in the 2014 OTTR. For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves. There is approximately 60 Mt of Measured Mineral Resource that has been converted to Probable Mineral Reserve. The engineering has been carried out to a feasibility level or better to estimate the underground Mineral Reserve.

To ensure that Inferred Resources do not become included in the reserve estimate, copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/t NSR. Further mine planning will examine lower shut-offs.

The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the EJV Shivee Tolgoi licence. Total Hugo North Mineral Reserves are shown in Table 15.5 and the OT LLC and EJV Mineral Reserves are shown in Table 15.6 and Table 15.7.

Table 15.5         Total Hugo North Underground Mineral Reserve, 20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Proven	–	–	–	–	–	–	–
Probable	499	1.66	0.35	3.40	16,713	4,717	47,070
Total Hugo North Underground Mineral Reserve	499	1.66	0.35	3.40	16,713	4,717	47,070

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

8.	The Mineral Reserves reported above are not additive to the Mineral Resources.

9.	Totals may not match due to rounding.

Table 15.6         OT LLC Hugo North Underground Mineral Reserve, 20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Proven	–	–	–	–	–	–	–
Probable	464	1.66	0.34	3.37	15,592	4,199	43,479
Total OT LLC Hugo North Underground Mineral Reserve	464	1.66	0.34	3.37	15,592	4,199	43,479

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

8.	The Mineral Reserves reported above are not additive to the Mineral Resources.

9.	Totals may not match due to rounding.

Table 15.7         EJV Hugo North Underground Mineral Reserve, 20 September 2014

Classification	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
Proven	–	–	–	–	–	–	–
Probable	35	1.59	0.55	3.72	1,121	519	3,591
Total EJV Hugo North Underground Mineral Reserve	35	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Table shows only part of the Mineral Reserve.

2.	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

3.	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

4.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t and the underground (including some mining costs) costs are based on $15.34/t.

5.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes low grade Indicated Mineral Resources and Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

6.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves.

7.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

8.	The Mineral Reserves reported above are not additive to the Mineral Resources.

9.	Totals may not match due to rounding.

15.1.3         Key Mining Assumptions

Key assumptions are summarised below; other assumptions are documented in the 2014 OTTR:

•	Metal prices used for calculating the SOT Open Pit NSR and the Hugo North Underground NSR are copper $3.01/lb, gold $1,250/oz, and silver $20.37/oz based on long-term metal price forecasts at the beginning of the Mineral Reserve work. Analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties.

•	For the open pit, processing and general and administration operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

•	For the underground a footprint cut-off of $15/t NSR and column height shut-off of $15/t NSR were used to maintain grade and productive capacity.

•	For the underground block cave, all Mineral Resource within the shell has been converted to Mineral Reserve. This includes low-grade Indicated Mineral Resource and Inferred Mineral Resource assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•	EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javkhlant licences are held by Entrée Gold. The EJV Shivee Tolgoi and EJV Javkhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	The Mineral Reserves are not additive to the Mineral Resources.

•	The underground Mineral Resource cell models used for reporting the Mineral Reserves are the models reported in the Mineral Resource section of 2014 OTTR. The 2012 SOT resource model prepared by OT LLC has been used for the open pit Mineral Reserve.

The processing schedule philosophy adopted for the mine planning work assumes feeding the open pit ore into the plant at an elevated cut-off grade and stockpiling low grade material for later treatment. This philosophy provides some insulation against metal price cycles and reduces the risk that the Mineral Reserve size is overestimated.

15.1.4         Reconciliation with 2013 OTTR Reserves

Mineral Reserves were last publically reported in the 2013 Technical Report March 2013 (2013 OTTR). A comparison of the 2013 OTTR and 2014 Mineral Reserves is shown in Table 15.8. The Mineral Reserves have decreased by approximately 8 Mt with a 4.5% decrease in Cu grade, a 3.8% decrease in gold grade, and a 4.7% decrease in silver grade. This is matched by a 6.0% decrease in recovered copper, a 7.6% decrease in recovered gold, and a 6.1% decrease in recovered silver.

A comparison of the 2013 OTTR and 2014 EJV Mineral Reserves is shown in Table 15.9. The Mineral Reserves have increased by 4.0 Mt with an 8.1% decrease in Cu grade, an 11.3% decrease in gold grade, and a 0.6% decrease in silver grade. This is matched by a 2.8% increase in recovered copper, a 0.4% decrease in recovered gold, and an 11.2% increase in recovered silver.

Table 15.8         Mineral Reserve Reconciliation 2014 OTTR and 2013 OTTR

Case	Mineral Reserve	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Cu (Mlb)	Au (koz)	Ag (koz)
2014 OTTR	Proven	410	0.54	0.42	1.38	3,829	3,952	13,768
	Probable	1,120	0.96	0.29	2.14	21,075	7,951	64,192
	Mineral Reserve	1,530	0.85	0.32	1.94	24,905	11,903	77,960
2013 OTTR	Proven	433	0.53	0.42	1.37	4,175	4,388	14,860
	Probable	1,107	1.02	0.30	2.29	22,311	8,501	68,141
	Mineral Reserve	1,539	0.89	0.34	2.03	26,486	12,889	83,001
Difference	Proven	–23	0.00	0.00	0.00	–346	–435	–1,092
	Probable	14	–0.06	–0.02	–0.15	–1,235	–551	–3,949
	Mineral Reserve	–9	–0.04	–0.01	–0.10	–1,581	–986	–5,042
% Difference	Proven	–5.3%	0.3%	0.4%	0.3%	–8.3%	–9.9%	–7.4%
	Probable	1.3%	–6.3%	–5.3%	–6.5%	–5.5%	–6.5%	–5.8%
	Mineral Reserve	–0.6%	–4.5%	–3.8%	–4.7%	–6.0%	–7.6%	–6.1%

Notes:

1.	2013 OTTR Mineral Reserves have the effective date 25 March 2013.

2.	2014 Oyu Tolgoi Technical Report Mineral Reserves have the effective date 20 September 2014.

3.	Metal prices used for calculating the SOT Open Pit Net Smelter Return (NSR) and the Hugo North underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the Mineral Reserves work. The analysis indicates that the Mineral Reserves are still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

5.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

6.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

7.	For SOT only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	The SOT Open Pit Mineral Reserves are Mineral Reserves in the pit at 1 January 2014. It does not include stockpiles.

9.	For Hugo North Measured and Indicated Mineral Resources were used to report Probable Mineral Reserves (no Measured Mineral Resource for Hugo North in 2013 OTTR).

10.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

11.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

12.	The Mineral Reserves reported above are not additive to the Mineral Resources.

Table 15.9         EJV Mineral Reserve Reconciliation 2014 OTTR and 2013 OTTR

Case	Mineral Reserve	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Cu (Mlb)	Au (koz)	Ag (koz)
2014 OTTR	Probable (EJV)	35	1.59	0.55	3.72	1,121	519	3,591
2013 OTTR	Probable (EJV)	31	1.73	0.62	3.74	1,090	521	3,229
Difference	Probable (EJV)	4	–0.14	–0.07	–0.02	31	–2	361
% Difference	Probable (EJV)	11.7%	–8.1%	–11.3%	–0.6%	2.8%	–0.4%	11.2%

Notes:

1.	2013 Mineral Reserves have the effective date 25 March 2013.

2.	2014 Oyu Tolgoi Technical Report Mineral Reserves have the effective date 20 September 2014.

3.	Metal prices used for calculating the SOT Open Pit Net Smelter Return (NSR) and the Hugo North underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the Mineral Reserves work. The analysis indicates that the Mineral Reserves are still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

5.	For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

6.	For the underground block cave, all Mineral Resources within the shell have been converted to Mineral Reserves. This includes Indicated Mineral Resources below the resource cut-off grade. It also includes Inferred Mineral Resources, which have been assigned a zero grade and treated as dilution.

7.	Only Measured Mineral Resources were used to report Proven Mineral Reserves and only Indicated Mineral Resources were used to report Probable Mineral Reserves.

8.	EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

9.	The base case financial analysis has been prepared using the following current long term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

10.	The Mineral Reserves reported above are not additive to the Mineral Resources.

16.1.2         Open Pit Mine Plan

OT LLC carried out the mine planning and scheduling work for the Oyu Tolgoi open pits. This work included the integration of the underground plans.

The OTFS14 work is based on metallurgical parameters and BDT31.

16.1.2.1         Mining Model

The mining model was created from the latest resource model (mpst15.v9). The recovered copper, gold and silver grades, and the NSR were calculated for each block. The calculated NSR was stored in a mining model and used for open pit optimisation.

The NSR is the revenue paid for the concentrate at the mine gate, and excludes costs for mining, processing, and G&A. NSR is the in situ value after allowances have been made for:

•	Recovery to concentrate

•	Smelter deductions

•	Concentrate transport

•	Smelter treatment and refining charges

•	Royalties

The resulting NSR values were used to classify the ore blocks in the pit optimisation process. The NSR values for the 2014 OTTR were calculated using the parameters described in Table 16.4. The NSR calculation does not include penalties for impurities such as arsenic and fluorine. The penalties have been minimised through blending in the production schedule and are accounted for in the financial analysis.

Table 16.4         Base Data Template 31 (BDT31)

Parameter	Copper	Gold	Silver

Payment and Deductions

Metal Prices	US$3.01lb	US$1,250.00/oz	US$20.37/oz

Payment Levels	96.0% of full Cu content		If >30 g/dmt then 90%

		<1 g/dmt, 0%	of full Ag content

	–	<3 g/dmt, >1 g/dmt, 90% of Au content	–

	–	<5 g/dmt, >3 g/dmt, 94% of Au content	–

	–	<10 g/dmt, >5 g/dmt, 95% of Au content	–

	–	<15 g/dmt, >10 g/dmt, 96% of Au content	–

	–	<20 g/dmt, >15 g/dmt, 97% of Au content	–

	–	>20 g/dmt, 97.5% of Au content	–

Deductions	Minimum one unit/dmt	N/A	All <30 g/dmt

Treatment and Refining

Treatment (Concentrate)	–	$80/dmt	–

Refining and PP	$0.080/lb	$8.00/oz	$0.45/oz

Price Participation	$0.00/lb	–	–

Penalties	Arsenic: No penalty to 3,000 ppm. Thereafter $2.00/dmt penalty per 1,000 ppm. Rejection level 5,000 ppm.

Fluorine: No penalty to 1,000 ppm. Rejection level 1,000 ppm.

Royalties

GOM	5.0% of payable metal value + IVN Royalty 2.0% (non tax-deductible)		–

Transport

Moisture Content	8.0%	–	–

Transportation	$25.00/wmt	–	–

16.1.2.2         Pit Optimisation

The pit optimisation was completed by OT LLC using the current resource model. Only resources classified as Measured or Indicated were used in the optimisation. Inferred resources were treated as waste.

17.3         Metallurgical Parameters

The metallurgical parameters used for the 2014 OTTR were issued in BDT31. The relevant metallurgical data and formulae are shown in Table 17.1 to Table 17.5. These parameters were used for the 2014 Mineral Reserve estimate. Further details are available in Section 13.4.2.

The parameters used for Hugo North were applied to all Hugo North including the Entrée (Shivee Tolgoi) ore. Although only limited testwork has been carried out on the EJV area it is considered that the results indicate the Entrée area is similar to the rest of Hugo North.

The throughput rate algorithm is as used in IDP10 and was developed by SGS from regression analysis of CEET simulation runs for 30,000 Southwest zone blocks over Years 1–30 and the SGS database of projects. This formula was applied to all the blocks in the mining model and used for production scheduling.

Table 17.1         Base Data Template 31 – Copper Recovery

All Ores

A x[(b x Cu%)/(1+b x Cu%)] x [1–exp(–b x Cu% )]

Southwest Zone a = 98 b = 14.5	Central Zone Chalcocite a = 72 b = 15	Central Zone Covellite a = 80 b = 15	Central Zone Chalcopyrite a = 88 b = 12.2	Hugo North a = 95 b = 15

Table 17.2         Base Data Template 31 – Gold Recovery

All Ores

C x (d x Cu Recovery)

Southwest Zone c = 4.8 d = 0.80	Hugo North c = 9.8 d = 0.80	Central Zone Covellite c = 4.8 d = 0.65	Central Zone Chalcocite c = 4.8 d = 0.70	Central Zone Chalcopyrite c = 4.8 d = 0.80

Table 17.3         Base Data Template 31 – Silver Recovery

All Ores

13 + 0.8 x (Cu Recovery)

Table 17.4         Base Data Template 31 – Copper Recovery

Southwest Zone	Central Zone Chalcocite and Covellite	Central Zone Chalcopyrite	Hugo North

–3.6 x (Cu:S)[2] + (12.8 x Cu:S) + 22.5	20	–3.6 x (Cu:S)[2] + (12.8 x Cu:S) + 21	2.9 x (Cu) + (11.4 x Cu:S) + 15.3

Table 17.5         Base Data Template 31 – Arsenic and Fluorine in Concentrate

Arsenic in concentrate (ppm) [m x ConCu % x As (ppm)] / Cu%	Fluorine in concentrate (ppm)

For Southwest Zone ores: m = 0.125 For all Other ores: m = 0.780	0.3 x Fluorine in feed (ppm) for all ores

The throughput rate algorithm shown in Table 17.6 was developed by SGS from these relationships and the SGS database of projects. This formula was applied to all the blocks in the mining model and used for production scheduling.

Table 17.6         Plant Throughput Rates

All Ores

Flotation feed P80=113 x Ci0.26 x SPI-0.60 x BM0.88 Maximum P80 guideline = 220 µm

Throughput in tph (instantaneous = 29,320 x Ci0.19 x SPI -0.36 x BM -0.24

Maximum throughput = 5.5 ktph (hydraulic limitation)

17.3.1         Concentrator Capacity Constraints

The parameters described below are considered the major capacity determinants for the OTFS14 concentrator conversion design.

The peak production plateau from the underground mine is 95 ktpd / 33.25 Mtpa, with additional tonnage supplied from open pit orebodies to progressively higher limits set by:

•	SAG milling capacity (annual average tonnage varies primarily with SPI from 81–117 ktpd).

•	Ball milling capacity (soft constraint, with pumping and cyclone changes, but ultimately limited by flotation losses).

•	Tailings pumping volumetric capacity (approximately 121 ktpd through one tailings line after applying 92% availability).

•	Flotation and concentrate handling equipment (approximately 125 ktpd at peak underground heads, whenever open pit ore is not available).

•	Current water permit limit of 870 L/s with seasonal water balance variation at the tailings dam from summer evaporation, winter ice formation, and spring thaw (steady-state tonnage limit still undefined but expected to be up to 145 ktpd at OTFS14 average annual unit raw water projection of 0.47 m3/t (concentrator only) with wastewater recycle to tailings thickeners).

The capacity of the grinding circuit to receive ore is measured in terms of available mill hours at a specific rate. This is expressed as TPUT, the annual tonnage achievable in 8,059 running hours (92% availability) through Lines 1–2. Design was based upon the then-current MP08v2